SEC File Number
1-584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Cusip Number
315405100

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) ____ Form 10-K ____ Form 20-F ____ Form 11-K _X__ Form 10-Q ____ Form N-SAR

For Period Ended: June 30, 2004

[ ] [ ] [ ] [ ] [ ]	Transition Report on Form 10-K Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q Transition Report on Form N-SAR
For the Transition Period Ended:

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FERRO CORPORATION Full Name of Registrant

Former Name if Applicable

1000 LAKESIDE AVENUE Address of Principal Executive Office (STREET AND NUMBER)

CLEVELAND, OHIO 44114 City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

X	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During its financial review process the Company identified several issues in the preliminary results of its Polymer Additives business and, upon further examination, the Company has determined that it will be necessary to take a non-cash charge to earnings related to inappropriate accounting entries. The accounting entries both overstated the Polymer Additives business unit’s performance and undermined the reliability of the forecasting process in that unit. The Company’s Audit Committee has monitored the internal investigation and has engaged independent legal counsel and independent auditors to review the matter. The independent review is not expected to be completed in time for the Company to file the Form 10-Q for its second quarter 2004 within the prescribed time period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas M. Gannon	(216)	641-8580

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 X Yes No during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify — report(s). X Yes No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

At this time, the Company’s Audit Committee has not completed its investigation. Consequently, management has not made a final decision about whether a one-time charge will be taken in Q2 of 2004 or whether any prior period financial statements will be restated.

FERRO CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2004	By /s/ Thomas M. Gannon Thomas M. Gannon Vice President and Chief Financial Officer